                                                                File No. 69-308






                                     Form U-3A-2





                          SECURITIES AND EXCHANGE COMMISSION
                                   WASHINGTON, D.C.




                        Statement by Holding Company Claiming

                           Exemption Under Rule 2 from the

                       Provisions of the Public Utility Holding

                                 Company Act of 1935





                             INTERNATIONAL PAPER COMPANY
                                  (Name of Company)

                             INTERNATIONAL PAPER COMPANY
                                  (Name of Company)


    International Paper Company ("International Paper") hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 ("HCA"), and submits the following information:

    1. International Paper is a New York corporation whose principal executive offices are located at Two Manhattanville Road, Purchase, New York 10577. International Paper's principal businesses include the production worldwide of printing and writing papers, paperboard and packaging, wood products and the distribution of paper and office supply products in both North America and Europe. It also produces pulp, laminated products and specialty products, including photosensitive films and papers, nonwovens, chemicals and minerals. For more than half a century, International Paper has been primarily engaged in businesses other than the business of an "electric utility company" as defined in Section 2(a)(3) of the HCA. (See International Paper Company, 9 SEC 938 (1941)). The names, addresses and places of organization of International Paper's subsidiaries, other than any exempt wholesale generator ("EWG") or foreign utility company in which International Paper directly or indirectly holds an interest, are set forth on Attachment I. Financial information by industry segment of International Paper and subsidiaries for 1995-1997 is set forth in Exhibit A-1.

    2. (a) The only subsidiary of International Paper which is an "electric utility company" as defined in Section 2(a)(3) of the HCA is Saratoga Development Corporation ("Saratoga"), which is a New York corporation having its principal executive offices at Two Manhattanville Road,

Purchase, New York 10577. Saratoga has as its principal business its activities as a general partner (owning a 50% partnership interest) of Curtis/Palmer Hydroelectric Company L.P. ("Curtis/Palmer"), a New York limited partnership. Curtis/Palmer owns and operates the existing Curtis/Palmer Falls hydroelectric project in New York State under a license from the Federal Energy Regulatory Commission ("FERC"). The Curtis/Palmer project has a capacity of approximately 58.8 MW. Since it began operation in late 1985, all the output of the Curtis/Palmer project has been sold at wholesale to Niagara Mohawk Power Corporation, a nonaffiliated public utility providing electric service at wholesale and retail in New York State.

    2. (b) International Paper owns directly or indirectly interests in four other FERC license hydroelectric power projects which sold electric energy in 1997, as follows: (i) the Riley/Livermore/Jay project on the Androscoggin River in Maine which is owned directly by International Paper and has a capacity of approximately 17 MW; (ii) the Otis project on the Androscoggin River, 50% of which is owned by a partnership in which Chisholm Development Corporation (a wholly owned subsidiary of International Paper, see Attachment
I) is a general partner and which has a capacity of approximately 10 MW;
(iii) the Woronoco project on the Westfield River in Massachusetts which is owned directly by International Paper and has a capacity of approximately 3 MW; and (iv) the Turners Falls project on the Connecticut River in Massachusetts which is owned directly by International Paper and has a capacity of approximately .937 MW. Because these facilities are "qualifying facilities" within the meaning of the Public Utility Regulatory Policies Act ("PURPA"), their ownership and operations does not cause International Paper to be a public utility company within the meaning of the HCA.

    2. (c) International Paper also owns six qualified cogeneration facilities which sold electric energy in 1997: the Camden Facility in Camden, Arkansas, which has a capacity of approximately 32.5 MW; the Erie Facility in Erie, Pennsylvania, which has a capacity of approximately 42 MW; the Lock Haven Facility in Lock Haven, Pennsylvania, which has a capacity of approximately 22 MW; the Leola Facility in Leola, Arkansas, which has a capacity of approximately 7.5 MW; the Natchez Facility in Natchez, Mississippi, which has a capacity of approximately 23.4 MW; and the Riverdale Facility in Selma, Alabama, which has a capacity of approximately 40 MW. Because these facilities are "qualifying facilities" within the meaning of PURPA, their ownership and operation does not cause International Paper to be a public utility company within the meaning of the HCA.

    2. (d) Until September 29, 1997, International Paper owned a subsidiary organized and operating in France, Societe des Papeteries de Lancey S.A. (Lancey), that owns a hydroelectric generating facility with a capacity of 21 MW. The bulk of the output of that electric generating facility is utilized by Societe des Papeteries de Lancey in its own operations. However, the electric energy produced by that facility that cannot be utilized by Lancey is sold as surplus energy in the community. From January 1, 1997, through September 28, 1997, such sales amounted to 3,813 MWH and the revenues realized therefrom were equivalent to approximately US$141,660. Societe des Papeteries de Lancey S.A. was sold to a non-affiliated third party on September 29, 1997, and therefore, is not reflected in the list of subsidiaries provided as Attachment I.

    3. (a) The only sales of electric energy by International Paper and its subsidiaries during calendar year 1997 were at wholesale and consisted of approximately 592,650 MWH (301,438

MWH from Curtis/Palmer of which International Paper controls 50%; 28,711 MWH from Riley/ Livermore/Jay; 59,215 MWH from Otis of which International Paper controls 50%; 1,014 MWH from Woronoco; 1380 MWH from Turners Falls; 991 MWH from Camden; 205 MWH from Erie; 131,258 MWH from Lock Haven; 8,490 MWH from Leola; 29 MWH from Natchez; 56,106 MWH from Riverdale; and 3,813 MWH from Societe des Papeteries de Lancey S.A.)

    3. (b) and (c) In 1997, International Paper and its subsidiaries did not distribute or sell, at retail or wholesale, any electric energy or natural or manufactured gas distributed outside the state in which each such company is organized.

    3. (d) In 1997, other than for its own consumption, International Paper and its subsidiaries did not purchase any electric energy, natural gas or manufactured gas purchased outside the state in which each such company is organized at the state line.

    4. During 1997, International Paper had no interest, direct or indirect, in an EWG or a foreign utility company. As a result, no Exhibit C is included herewith.

                                                                     Exhibit A




    A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year, as follows:

    (1) The financial statements of the claimant for the year ended December 31, 1997, have not been finalized, and when they are ready a copy of claimant's Annual Report to its shareholders containing consolidated financial statements will be filed with the Securities and Exchange Commission as an amendment to this filing.

    (2) The Income Statement and Balance Sheet as of December 31, 1997, of Saratoga Development Corporation, a wholly owned subsidiary of claimant and a general partner of Curtis/Palmer Hydroelectric Company L.P., a New York limited partnership.

    (3) The Statement of Income and Balance Sheet as of December 31, 1997, of Curtis/Palmer Hydroelectric Company L.P. have not been finalized, and when they are ready a copy will be field with the Securities Exchange Commission as an amendment to this filing.

                                     Signature


    The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 1998.

                                             INTERNATIONAL PAPER COMPANY
                                             (Name of Claimant)

                                             By: /S/ Andrew Lessin
                                                 ------------------
                                                  Vice President and Controller


Attest:

/S/ James W. Guedry
    ---------------
Vice President and Secretary



[Corporate Seal]

    Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

                                             Michael K. Chapman, Esq.
                                             Senior Counsel - Energy & Logistics
                                             International Paper Company
                                             6400 Poplar Avenue
                                             Memphis, TN 38197

                                                                   EXHIBIT A-2



                         SARATOGA  DEVELOPMENT CORPORATION
                                   BALANCE SHEET
                              AS OF DECEMBER 31, 1997


ASSETS


CURRENT ASSETS


AMOUNTS DUE FROM (TO) SUBSIDIARIES

               INTER-COMPANY RECEIVABLE....................   $45,541,524



OTHER ASSETS AND DEFERRED CHARGES

               INVESTMENTS AT EQUITY......................     10,448,950

               DEFERRED CHARGES - OTHER...................             23

               TOTAL......................................     10,448,973

TOTAL ASSETS..............................................    $55,990,497
                                                              -----------
                                                              -----------

                          SARATOGA DEVELOPMENT CORPORATION
                                   BALANCE SHEET
                              AS OF DECEMBER 31, 1997

LIABILITIES

CURRENT LIABILITIES

               PRIOR YEAR TAXES...........................       $   (48,613)

               ACCRUED STATE INCOME TAXES.................         3,076,189

               TOTAL......................................         3,027,576

MINORITY INTEREST.........................................       19,068.487

DEFERRED INCOME TAXES

               FEDERAL....................................       12,464,219

               STATE AND LOCAL............................         4,100,786

               TOTAL......................................        16,565,005

TOTAL LIABILITIES.........................................       $38,661,068

COMMON SHARE OWNERS EQUITY

COMMON STOCK..............................................               100

RETAINED EARNINGS

               BALANCE - BEGINNING OF PERIOD..............        21,109,951

               NET EARNINGS (YEAR-TO-DATE)................        (3,780,622)

BALANCE-END OF OPERATION..................................        17,329,329

TOTAL COMMON SHARE OWNERS EQUITY..........................       $17,329,329

TOTAL LIABILITIES AND EQUITY..............................       $55,990,497
                                                                 -----------
                                                                 -----------

                          SARATOGA DEVELOPMENT CORPORATION
                                   BALANCE SHEET
                              AS OF DECEMBER 31, 1997


DIVIDEND INCOME.........................................     $6,500,000

               LESS:

               MINORITY INTEREST EXPENSE................     (7,711,539)
                                                             -----------



               NET PRE-TAX LOSS.........................     (1,211,539)

PROVISION FOR INCOME TAXES

               CURRENT

               U.S. FEDERAL INCOME TAXES................       2,578,553

               STATE AND LOCAL INCOME TAXES.............         612,000

               TOTAL CURRENT............................       3,190,553

               DEFERRED

               U.S. FEDERAL INCOME TAXES................       (621,467)

               NET PROVISION FOR INCOME TAXES...........      2,569,086
                                                            ------------
               NET INCOME (LOSS)........................    ($3,780,625)

                     SUBSIDIARIES (more than 50% voting control)
                        OF INTERNATIONAL PAPER COMPANY(l)(2)
                               (a New York corporation)

                              Two Manhattanville Road
                              Purchase, New York 10577






1. Subsidiaries at the left margin are directly owned by International Paper. Subsidiaries at the first indention are owned by the subsidiaries at the left margin. Subsidiaries indented further are owned by the subsidiaries under which they are indented.

2.  Name-holding subsidiaries are not included.

REVISED 2/19/98
                         ABBREVIATIONS

ARGEN. . . . . . . . . . . . . . . . . . . . . . . . . . . ARGENTINA
AUSTRA . . . . . . . . . . . . . . . . . . . . . . . . . . AUSTRALIA
BELG . . . . . . . . . . . . . . . . . . . . . . . . . . . BELGIUM
BERM . . . . . . . . . . . . . . . . . . . . . . . . . . . BERMUDA
CZECH. . . . . . . . . . . . . . . . . . . . . . . . . . . CZECH REPUBLIC
DOM. . . . . . . . . . . . . . . . . . . . . . . . . . . . DOMINICAN REPUBLIC
DEN. . . . . . . . . . . . . . . . . . . . . . . . . . . . DENMARK
EL SAL . . . . . . . . . . . . . . . . . . . . . . . . . . EL SALVADOR
ENG. . . . . . . . . . . . . . . . . . . . . . . . . . . . ENGLAND
FIN. . . . . . . . . . . . . . . . . . . . . . . . . . . . FINLAND
GERM . . . . . . . . . . . . . . . . . . . . . . . . . . . GERMANY
H KONG . . . . . . . . . . . . . . . . . . . . . . . . . . HONG KONG
HUNG . . . . . . . . . . . . . . . . . . . . . . . . . . . REPUBLIC OF HUNGARY
IRE. . . . . . . . . . . . . . . . . . . . . . . . . . . . IRELAND
JAM. . . . . . . . . . . . . . . . . . . . . . . . . . . . JAMAICA
MALAY. . . . . . . . . . . . . . . . . . . . . . . . . . . MALAYSIA
NETH . . . . . . . . . . . . . . . . . . . . . . . . . . . NETHERLANDS
NZ . . . . . . . . . . . . . . . . . . . . . . . . . . . . NEW ZEALAND
PRC. . . . . . . . . . . . . . . . . . . . . . . . . . . . PEOPLE'S REPUBLIC OF CHINA
SCOT . . . . . . . . . . . . . . . . . . . . . . . . . . . SCOTLAND
SLOVAK . . . . . . . . . . . . . . . . . . . . . . . . . . SLOVAK REPUBLIC
SO AF. . . . . . . . . . . . . . . . . . . . . . . . . . . SOUTH AFRICA
SWITZ. . . . . . . . . . . . . . . . . . . . . . . . . . . SWITZERLAND
USVI . . . . . . . . . . . . . . . . . . . . . . . . . . . U.S. VIRGIN ISLANDS
VENEZ. . . . . . . . . . . . . . . . . . . . . . . . . . . VENEZUELA


SUBSIDIARY NAME                                  ADDRESS                                           PLACE OF INC.
-----------------------------------------------  -----------------------------------------------  ---------------

Allegheny Railroad Company                       Two Manhattanville Road, Purchase, NY 10577      PA

American Central Corporation                     75 Chestnut Ridge Road, Montvale, NJ 07645       Ml
  American Central Company                       75 Chestnut Ridge Road, Montvale, NJ 07645
     (a Massachusetts Trust)                                                                      MA
  Grandland Corporation                          3731 S. Braden Place, Tulsa, OK                  OK

Anitec Image International B.V.                  Nieuwenhuizenweg 10, 2314 XR Leiden, NETH        NETH

Arizona Chemical Company                         1001 E. Business, Highway 98, Panama City, FL    DE
  Arizona Chemical Service Corp.                 1001 E. Business, Highway 98, Panama City, FL    FL
  Arizona Holdings Company                       1001 E. Business, Highway 98, Panama City, FL    DE
    Sylvachem Corporation                        1001 E. Business, Highway 98, Panama City, FL    DE
Arizona Chemical Oy (new)                        P.O.Box 165, Fin-90101 Oulu, FIN                 FIN

Bodcaw Company (inactive)                        Two Manhattanville Road, Purchase, NY 10577      DE

Cartonajes International, S.A                    General Yague 20,2B, 28020 Madrid, SPAIN         SPAIN

Champlain Investments (Bermuda), Inc.            Clarendon House, 2 Church St.,
                                                 P.O. Box HM 1022, Hamilton HM DX, BERM           DE
  Trout Creek Equipment Leasing, L.P             c/o Pestalozzi Gmuer & Patry, Lowenstrasse 1,
                                                 CH-9001 Zurich, SWITZ                            DE
    Ticonderoga Assets, Inc                      c/o Pestalozzi Gmuer & Patry, Lowenstrasse 1,
                                                 CH-9001 Zurich, SWITZ                            DE

Chisholm Development Corporation*                Two Manhattanville Road, Purchase, NY 10577      ME

Corporacion Forestal De Venezuela, C.A.          c/o Envases Intemacional S.A.M.-337.Jet Cargo
                                                 Int'l., P.O. Box 020010, Miami, FL 33102-0010
                                                 U.S.A., Apartado Postal 2046, Carmelites,
                                                 Caracas, VENEZ                                   VENEZ
Crystal Valley Corporation                       Two Manhattanville Road, Purchase, NY 10577      AK

Dixon Paper Company                              Two Manhattanville Road, Purchase, NY 10577      CO

Emballages Laurent S.A                           Ave. Louis Jacques Thenard, 71 100,
                                                 Chalon-sur-Saone, FR                             FRANCE

------------------------------

* Chisholm Development Corporation--owns 50% of Otis Hydroelectric Company Partnership


SUBSIDIARY NAME                                  ADDRESS                                           PLACE OF INC.
-----------------------------------------------  -----------------------------------------------  ---------------

Envases Internacional S.A.                       Edificio Sequros Sudamerica, Penthouse G,        VENEZ (a)
                                                 Avenida Francisco de Miranda, Urb. El Rosal,
                                                 Caracas, VENEZ

FPB Augusta, Inc.                                Two Manhattanville Road, Purchase, NY 10577      DE

FPB Property Holdings Corporation                Two Manhattanville Road, Purchase, NY10577       DE

Federal Forestlands, Inc.                        Two Manhattanville Road, Purchase, NY 10577      DE

Federal Paper Board Export, Inc.                 Trident Trust Company (V.I.), Suite 208
                                                 Citibank Building, Veterans Drive, Charlotte
                                                 Amalie St. Thomas, U.S. V.I. 00801               USVI

Fort Ticonderoga Investments, Inc.               Two Manhattanville Road, Purchase, NY 10577      DE

GCO Minerals Company                             1600 Smith Street, Suite 3600, Houston, TX
                                                 77002                                            DE

  IP Farms, Inc.                                 1600 Smith Street, Suite 3600, Houston, TX
                                                 77002                                            DE

    Chocolate Bayou Water Company                1600 Smith Street, Suite 3600, Houston, TX
                                                 77002                                            DE

    IPF, Inc.                                    1600 Smith Street, Suite 3600, Houston, TX
                                                 77002                                            DE

Green Mountain Holdings A.G.                     Schlumpf & Partner, Treuhand AG,
                                                 Lowenstrasse 1, 8001, Zurich                     SWITZ (b)

Hammermill Paper Company                         Two Manhattanville Road, Purchase, NY 10577      DE

Ilford Anitec & Co. V.O.F./S.N.C.                Blvd. de la Woluwe 100, 1200 Brussels, BELG      BELG

Ilford Anitec S.a.r.L.                           Industriestrasse 15, CH-1705 Fribourg, SWITZ     SWITZ

Imperial Bondware Corp.                          Two Manhattanville Road, Purchase, NY 10577      OH

Federal Paper Board (India), Inc.                Two Manhattanville Road, Purchase, NY 10577      DE

Impresora del Yaque, C. por A.                   Autopista Santiago Navarrete, Kilometro 2 1/2,   DOM (c)
                                                 Santiago, Dominican Republic

------------------------------

(a) Envases--51% owned by International Paper

(b) Green Mountain--General Partner in Trout Creek Equipment Leasing L.P.

(c) Impresora--51% owned by International Paper


SUBSIDIARY NAME                                  ADDRESS                                           PLACE OF INC.
-----------------------------------------------  -----------------------------------------------  ---------------

International Logging Corporation                Two Manhattanville Road, Purchase, NY 10577      NY

International Paper--3, Inc.                     Two Manhattanville Road, Purchase, NY 10577      DE (d)

International Paper--16, Inc.                    Two Manhattanville Road, Purchase, NY 10577      DE

International Paper de Mexico, S.A. de C.V.      Carr. 57 Queretaro-San Luis Potosi, Km. 60.2,
                                                 37980, San Jose Iturbide, Guanajuato, MEXICO
                                                 Montes Urales 723 P.B. Lomas de Chapultepec,     MEXICO
  International Paper Comercial de Mexico,       Delegacion Miquel Hidalgo, Mexico, DF 11000
    S.A. de C.V.                                 MEXICO Independencia 800 Altos, Col Centro,
                                                 31000 Chihuahua,                                 MEXICO
  Oficina Central de Servicios, S.A. de C.V.     Chihuahua, MEXICO Av. Lopez Mateos No. 2050,
                                                 Interior A42, Col. Jardines de                   MEXICO
  Ogi Papel de Mexico, S.A. de C.V.              San Jose, 32390 Cd. Juarez, Chihuahua, MEXICO
                                                 Av. Herolco Colegio Militar 3705, Col. Mombre
                                                 de Dios,                                         MEXICO
  Papelera Kif de Mexico, S.A. de C.V.           C.P. 31110, MEXICO                               MEXICO
  Servicios Veratec, S.A. de C.V.                Carr. 57 Queretaro-San Luis Potosi, Km. 60.2,
                                                 37980, San Jose lturbide, Guanajuato, MEXICO
                                                 Km. 60.2, Carretera 57, Queretaro-San Luis
                                                 Potosi,                                          MEXICO
  Veratec de Mexico, S.A. de C.V.                37980 San Jose Iturbide, Guanajuato, MEXICO      MEXICO

International Paper--22, Inc.                    Two Manhattanville Road, Purchase, NY 10577
  International Paper Sales (V.I.) Ltd.          c/o Trident Trust Co. (V.I.), Citibank Bldg.,
                                                 Suite 208 Veterans Drive, Charlotte Amalie,      DE
                                                 St. Thomas, USVI 00803                           USVI

International Paper--26, Inc.                    Two Manhattanville Road, Purchase, NY 10577      DE

International Paper--29, Inc.                    Two Manhattanville Road, Purchase, NY 10577      DE

International Paper--30, Inc                     Two Manhattanville Road, Purchase, NY 10577      DE

International Paper--31, Inc.                    Two Manhattanville Road, Purchase, NY 10577      DE

International Paper--32, Inc.                    Two Manhattanville Road, Purchase, NY 10577      DE

International Paper--33, Inc                     Two Manhattanville Road, Purchase, NY 10577      DE

International Paper--34, Inc.                    Two Manhattanville Road, Purchase, NY 10577      DE

International Paper--35, Inc.                    Two Manhattanville Road, Purchase, NY 10577      DE


------------------------------

(d) International Paper--3, Inc.--.012% owner of International Paper Deutschland, Inc. & Co. of Holdings KG


SUBSIDIARY NAME                                  ADDRESS                                           PLACE OF INC.
-----------------------------------------------  -----------------------------------------------  ---------------

International Paper (Asia) Limited               Room 2607-2618, 26/F, Shui On Centre,
                                                 6-8 Harbour Road, H KONG Wanchai,                H KONG

International Paper (Bermuda), Inc.              Clarendon House, 2 Church St., P.O.Box HM 1022,
                                                 Hamilton HM DX, Bermuda                          DE(e)
  Georgetown Equipment Leasing Associates, LP    c/o Pestalozzi Gmuer & Patry, Lowenstrasse 1,
                                                 CH-9001 Zurich, SWITZ                            DE
  Georgetown Assets Inc.                         c/o Pestalozzi Gmuer & Patry, Lowenstrasse 1,
                                                 CH-9001 Zurich, SWITZ                            DE

International Paper Canada, Inc.                 c/o Borden & Elliot, 40 King St., W., Suite
                                                 4400 Toronto, Ontario, Canada M5H 3Y4            CANADA

  Akrosil Canada, Ltd.                           7575 Kimbel St., Suite 14, Mississauga,
                                                 Ontario, Canada L5S lC8                          CANADA

International Paper Capital Formation, Inc.      Two Manhattanville Road, Purchase, NY 10577      DE

International Paper Company (Delaware)           Two Manhattanville Road, Purchase, NY 10577      DE

International Paper Company de Venezuela, C.A.   Edificio Seguros Sudamedca, Penthouse G, Avenue
                                                 Tamanaco Cruce Con Avenida, Francisco de
                                                 Miranda, Urb. El Rosal--Chacao Miranda,
                                                 Caracas, VENEZ Jet Cargo International
                                                 P.O. Box 02001 0, Miami, FL 33102                VENEZ

International Paper Company (Europe) Limited     Talacker 41, 8001, Zurich, SWITZ                 SWITZ

International Paper Company Foundation           Two Manhattanville Road, Purchase, NY 10577
  (Non-profit)                                                                                    NY

International Paper Company (Japan) Limited      Akasaka Twin Tower, 17-22 Akasaka 2-chome,
                                                 Minato-Ku, Tokyo 107, JAPAN                      DE

International Paper Company Pty. Limited         Levels 27-35, No. 1 O'Connell St., Sydney
                                                 N.S.W. 2000 AUSTRA                               AUSTRA

International Paper de Argentina S.A             Avda. Federico Lacroze 2252, 7th Floor, "B,"
                                                 Federal District, Buenos Aires, ARGEN            ARG

International Paper de El Salvador, S.A. de      Km. 7 1/2 Boulevard, Del Ejercito Nacional,
  C.V.                                           Soyapango, El Salvador, Central America          EL SAL


------------------------------

(e) International Paper (Bermuda), Inc.--Owns 80% of ltd. partnership; 20% owned by 3rd party investors.

SUBSIDIARY NAME                                  ADDRESS                                           PLACE OF INC.
-----------------------------------------------  -----------------------------------------------  ---------------
International Paper Deutschland, Inc.            Two Manhattanville Road, Purchase, NY 10577      DE(f)
  International Paper Deutschland, Inc. & Co     An der Gohrsmuhle, 51465 Bergisch Gladbach,
    Holdings KG                                  GERM                                             GERM
    Freundorfer GmbH Gesellschaft fur            Steinerstrasse 11, D-8.1369, Munich, GERM        GERM
      Reprotechnik
    Gartensiedlungsgesellschaft Gronauer Wald    An der Gohrsmuhle, 51465 Bergisch, Gladbach,
      mbH                                        GERM                                             GERM
      Gartensiedlungs-Gesellschaft Gronauer      An der Gohrsmuhle, 51465 Bergisch, Gladbach,
        Wald mbH & Co. lmmobilien oHG            GERM                                             GERM
    Strunder Spedition GmbH                      Senefelderstrasse 15, 51469 Bergisch Gladbach,
                                                 GERM                                             GERM
    Zanders Feinpapiere AG                       An der Gohrsmuhle, 51465 Bergisch Gladbach,
                                                 GERM                                             GERM
      Europapier S.A.                            Zone lndustdelle, Route de Piscop--95530,
                                                 Saint-Brice-sous-Foret, FRANCE                   FRANCE
      Zanders Benelux S.P.R.L.                   Ave. des Pagodes 1, 1020 Brussels, BELG          BELG
      Zanders FinePapers Ltd.                    Chronicle House, Larkfield, Aylesford, Kent,
                                                 ME20 6SE ENG                                     ENG
      Zanders Iberia S.L.                        Carrer Joan Guell 149, Etio. C., 08028
                                                 Barcelona, SPAIN                                 SPAIN
      Zanders International Finance B.V.         c/o Deutsche de Bary Trust N.V. Herengracht
                                                 450-454, 1017CA Amsterdam, NETH                  NETH
      Zanders Italia s.r.l.                      Via Ca Dell'Orbo n. 13-14, Villanova di
                                                 Castenaso (Bo) ITALY                             ITALY
      Zanders U.S.A., Inc.                       100 Demarest Drive, Wayne, NJ 07470              NJ

International Paper (Europe) S.A.                Boulevard de la Woluwe, 100,1200 Brussels, BELG  BELG

International Paper Financial Services, Inc.     6400 Poplar Avenue, Memphis, TN 38197            DE


------------------------------

(f) International Paper Deutschland, Inc.--99% owner of International Paper Deutschland, Inc. Co. Holdings KG


SUBSIDIARY NAME                                  ADDRESS                                           PLACE OF INC.
-----------------------------------------------  -----------------------------------------------  ---------------


International Paper France Inc.                  Two Manhattanville Road, Purchase, NY 10577      DE(g)
  International Paper Packaging SA               BP 312, 25 Chemin des Freres Lumiere, 69802,
                                                 St. Priest FRANCE                                FRANCE
  Societe Mediterraneenne D'Emballages S.A       25, rue Michel Salles, 92210 Saint-Cloud,
                                                 FRANCE                                           FRANCE(h)
  Societe Modeme D'Emballages S.A.               25, rue Michel Salles, 92210 Saint-Cloud,
                                                 FRANCE                                           FRANCE
    Arizona Chemical S.A.                        262 Avenue Jean Jaures, 79000 Niort,
                                                 FRANCE                                           FRANCE
    International Paper Emballages Liquides S.A. B.P. 312, 25 Chemin Des Freres Lumiere
                                                 69802,St. Priest FRANCE                          FRANCE
    Societe Normande de Carton Ondule            25 rue Michel Salles, Saint-Cloud, FRANCE        FRANCE
International Paper Investments (France) S.A.    1, rue du Petit Clamart, 78140 Velizy-
                                                 Villacoublay, FRANCE                             FRANCE
  Aussedat Rey S.A.                              1, rue du Petit Clamart, 78140, Velizy-
                                                 Villacoublay, FRANCE                             FRANCE
    Aussedat Rey France Distribution S.N.C.      1, rue du Petit Clamart, 78140 Velizy-
                                                 Villacoublay, FRANCE                             FRANCE
    Aussedat Rey Nederland B.V.                  De Boelelaan 575A, 1082 RM Amsterdam, The NETH   NETH
    Aussedat Rey (UK) Limited                    McDonald Road, Highgate Hill, LONDON N19 5NA UK  ENG
    Celimo Cellulose du Limousin S.N.C.          1, rue du Petit Clamart, 78140 Velizy-
                                                 Villacoublay, FRANCE                             FRANCE
    Comptoir des Bois de Brive S.N.C.            17, avenue Maillard, 19104 Brive Cedex, FRANCE   FRANCE
      Promafor S.A.                              17, avenue Maillard, 19104 Brive Cedex, FRANCE   FRANCE
    Corimex S.N.C.                               Zone Industrielle de Ladoux Cebazat, 63118
                                                 Clermont-Ferrand, FRANCE                         FRANCE
    International Paper Benelux S.A.             Haachtsesteenweg 162,1830 Melsbroek, BELG        BELG
    International Paper (Deutschland) GmbH       Volmerswerther Strasse 20, 40221, Dusseldorf,
                                                 GERM                                             GERM
    International Paper (Espana), S.L.           Muntaner 200, Atico 7 E-08036, Barcelona, SPAIN  SPAIN
    Polyrey S.N.C.                               1, rue du Petit Clamart, 78140 Vellzy-
                                                 Villacoublay, FRANCE                             FRANCE
      Durion S.A.                                Calle Ronda 38, 08100 San Fost de
                                                 Campsentelles, Barcelona, SPAIN                  SPAIN
    Polyrey (U.K.) Limited                       128-136 High Street, Edgware, Middlesex, HA8
                                                 7EL, UK                                          ENG
    S.D.P. S.A.R.L.                              1, rue du Petit Clamart, 78140 Velizy-
                                                 Villacoublay, FRANCE                             FRANCE
    Societe de Reboisement Societe Civile        17, avenue Maillard, 19104 Brive, FRANCE         FRANCE
    Societe Immobiliere des Papeteries de France 1, rue du Petit Clamart, 78140 Velizy-
     S.A.                                        Villacoublay, FRANCE                             FRANCE
    S.P.S.V. S.A.                                1, rue du Petit Clamart, 78140 Velizy-
                                                 Villacoublay, FRANCE                             FRANCE
    Arizona Chemical S.A.R.L.                    11 Bis Avenue Auber, 06000 Nice, FRANCE          FRANCE
    Cellulose et Papiers de Pologne S.A.         1, rue du Petit Clamart, 78140 Velizy-
                                                 Villacoublay, FRANCE                             FRANCE(i)
    International Paper--Kwidzyn S.A             ul Lotnicza 1, 82500 Kwidzyn, POLAND             POLAND
      Bartorex SP. ZO.O.                         Krobia K. Torunia, 87-162 Lubicz, POLAND         POLAND
      Impap--SP. ZO.O                            ul. 30 Stycznia 35, 83-100 Tczew, POLAND         POLAND
      Tor-Pal SP. ZO.O.                          ul. Lotnicza 1, 82-500 Kwidzyn, POLAND           POLAND
  International Paper Industrie France S.A.      25 Chemin des Freres Lumiere, Saint-Priest,
                                                 Cedex, FRANCE                                     FRANCE


------------------------------

(g) Int'l Paper France--68.37% owned by Int'l Paper Co., 17.28% owned by Int'l Paper Investments (Poland), Inc. and 14.34% owned by Myrtle Investments, Inc.

(h) Societe Mediterraneenne d'Emballages--84.62% owned by International Paper France Inc. and 15.38% by Soc. Normande de Carton Ondule

(i) Cellulose et Papiers de Pologne--holds 98.98% of International Paper--Kwidzyn S.A.

SUBSIDIARY NAME                                  ADDRESS                                           PLACE OF INC.
-----------------------------------------------  -----------------------------------------------  ---------------
International Paper Holding AG                   Schlumpf & Partner Treuhand AG, Alpenstrasse
                                                 12, Zug, SWITZ                                   SWITZ(j)

International Paper Holdings Company*            Two Manhattanville Road, Purchase, NY 10577      DE
International Paper Investment Corporation       Wilmington Trust Center, 11 05 N. Market
                                                 Street, Suite 1300, Wilmington, DE               DE

  International Paper Czech Republic, s.r.o.**   Vrsni 54, 182 00 Prada 8, CZECH REPUBLIC         CZECH
  International Paper Hungary Kereskedelmi Kft.  Rumbach Center, Rumbach S.u.21.H-1075,
                                                 Budapest.,HUNGARY                                HUNG
  International Paper Slovakia, s.r.o.**         (Need Address)                                   SLOVAK

International Paper Investments (CIS) Inc. (US)  Two Manhattanville Road, Purchase, NY 10577      DE
International Paper Investments (Poland), Inc.   Two Manhattanville Road, Purchase, NY 10577      DE (k)
International Paper--Klucze S.A                  ul. Zawiercianska 1, 32-310 Klucze, POLAND       POLAND
  International Paper Italia S.p.A.              Via Ornago, 55, 20040 Bellusco, (Milan) ITALY    ITALY
  Horsell Italia S.r.L.                          Corso, Italia, 13, 21047 Saronno (VA)            ITALY

International Paper Jamaica, Ltd.                Lot 5, Henderson Avenue, Naggo Head Industrial
                                                 Estate Naggo Head, Saint Catherine, Jamaica,
                                                 WEST INDIES                                      JAM

International Paper Korea Ltd.                   IP House, 552-1 Shinsa-dong, Kangnam-ku, Seoul,
                                                 KOREA                                            KOREA (l)

------------------------------

* International Paper Holdings Company--owns 153,000 shares (.99%) of International Paper Italia,S.p.A.

**  Not yet established

(j) International Paper Holding AG--General Partner in Georgetown Equipment Leasing Associates, L.P.

(k) International Paper Investments (Poland) Inc.--Holds 1.001% of Intl. Paper--Kwidzyn S.A.

(l) International Paper Korea--80% owned by International Paper

SUBSIDIARY NAME                                  ADDRESS                                           PLACE OF INC.
-----------------------------------------------  -----------------------------------------------  ---------------
International Paper--Masonite Holding Company    Two Manhattanville Road, Purchase, NY 10577
  Ltd.                                                                                            DE
  International Paper Group (UK) Limited         Howley Park Estate, Morley, Leeds LS27 OQT, ENG  ENG
    Horsell, Limited                             Howley Park Estate, Morley, Leeds LS27 OQT, ENG  ENG
      Horsell Engineering Limited                Nepshaw Lane South, Gildersome Morley, Leeds
                                                 LS27 7JQ ENG                                     ENG
      Horsell Graphic Industries Limited         Howley Park Estate, Morley, Leeds LS27 OQT, ENG  ENG
        Anitec Image (Great Britain) Limited     3 & 4 Suffolk Way, Drayton Road, Abingdon-Oxon,
                                                 ENG                                              ENG
        Anitec Printing Pty Limited              Corner Forster & Ferntree Valley Roads, Mount
                                                 Waverley, Victoria 3149 AUSTRALIA                AUSTRA
        HGI Sales Co. Limited                    Howley Park Estate, Morley, Leeds LS27 OQT, ENG  ENG
        Horsell International Limited            Howley Park Estate, Morley, Leeds LS27 OQT, ENG  ENG
        Horsell Systems Limited                  Howley Park Estate, Morley, Leeds LS27 OQT, ENG  ENG
        Ilford Anitec Iberica, S.A.              Calle Monturiol, 13, 08918 Badalona, Barcelona,
                                                 SPAIN                                            SPAIN
        Ilford Anitec Oy                         Hakamaenkuja 8, 01510, Vantaa, FIN               FIN
      Ilford Anitec A/S                          Gadelandet 18, 2700 Bronshoj, DEN                DEN
    Ilford Anitec (Canada) Limited               2751 John Street, Markham, Ontario L3R 2Y8,
                                                 CANADA                                           CANADA
    IP UK Operations Holding Limited             Howley Park Estate, Morley, Leeds LS27 OQT, ENG  ENG
      Forest Lines Agencies (UK) Limited         Howley Park Estate, Morley, Leeds LS27 OQT, ENG  ENG
      International Paper Company Limited        Manor House, 1 The Crescent, Leatherhead,
                                                 Surrey KT22 8DH ENG                              ENG
      International Paper Containers (UK)        Road 3, Industrial Estate, Winsford, Cheshire,
        Limited                                  ENG W7 3RJ                                       ENG
      Veratec, Ltd.                              First Field Lane, Braunton, North Devon, EX33 1
                                                 ER, ENG                                          ENG
  International Paper--Masonite (Bermuda)        c/o Codan Services Limited, Clarendon House,
    Unlimited                                    Church Street, P.O. Box HM 1022, Hamilton HM
                                                 DX, BERM                                         BERM
    International Paper Holdings Ireland         Carrick-on-Shannon, County Leitrim, IRE          IRE
      Masonite Ireland                           Carrick-on-Shannon, County Leitrim, IRE          IRE
        Masonite Europe                          Segrave House, 19/20 Earlsfort Terrace, Dublin
                                                 2, REPUBLIC of IRELAND                           IRE
        Masonite Ireland Research                Carrick-on-Shannon, County Leitrim, IRE          IRE
  International Paper (Shanghai) Trading         (Need Address)
    Company Limited*                                                                              PRC
  Masonite (Hangzhou) Fiberboard Corporation     Hangzhou Economic and Technological Development
    Limited                                      Zone, Hangzhou, Zhejiang Province, PRC           PRC

International Paper Norge AS                     Greakerveien 127, N-1 720, Greaker, NORWAY       NORWAY

International Paper (Papeteries Etienne)         Two Manhattanville Road, Purchase, NY 10577
  Holdings, Inc.                                                                                  DE
Papeteries Etienne S.A.                          29 avenue de Camargue, 13632 Arles, FRANCE       FRANCE

International Paper Portfolio Investments, Inc.  Two Manhattanville Road, Purchase, NY 10577      DE

International Paper Professional Services        Two Manhattanville Road, Purchase, NY 10577
  Corporation                                                                                     DE

------------------------------

*   Not yet established

SUBSIDIARY NAME                                  ADDRESS                                           PLACE OF INC.
-----------------------------------------------  -----------------------------------------------  ---------------
International Paper Realty Corporation           75 Chestnut Ridge Road, Montvale, NJ             DE
  Bear Mountain Development Corporation          75 Chestnut Ridge Road, Montvale, NJ             DE
  International Paper Realty Corporation of      75 Chestnut Ridge Road, Montvale, NJ
    South Carolina                                                                                DE
    Haig Point Club, Inc.                        P.O. Box 7319, Hilton Head Island, SC 29938      SC
    Haig Point Community Association, Inc.       P.O. Box 7319, Hilton Head Island, SC 29938      SC
    Haig Point Ferry Company, Inc.               P.O. Box 7319, Hilton Head Island, SC 29938      SC
    Haig Point/Melrose Wastewater Treatment      P.O. Box 7319, Hilton Head Island, SC 29938
      Company, Inc.                                                                               SC (m)
    Haig Point Utility Company, Inc.             P.O. Box 7319, Hilton Head Island, SC 29938      SC
International Paper Sverige                      Box 55066 Odegardet, 48, S-40053 Goteborg,
                                                 SWEDEN                                           SWEDEN
  Arizona Chemical AB                            Box 66, S-820 22, Sandarne, SWEDEN               SWEDEN
    Arizona Chemical B.V.                        'De Molenberg", Hellingstraat 22H, N-1271, Va
                                                 Huizen, NETH                                     NETH
    Arizona Chemical GmBH                        Bahrenfelder Strasse 244, D-22765 Hamburg, GERM  GERM
    Arizona Chemical Limited                     Manor House, 1 The Crescent, Leatherhead,
                                                 Surrey, KT22 8DH ENG                             ENG

International Paper Taiwan Ltd.                  7th Floor, Walsin Financial Bldg., 117, Sect.
                                                 3, Min Sheng East Road, Taipei 10446 Taiwan,
                                                 Republic of China                                TAIWAN

International Paper/Toga Brasil Ltda.            Rua Saloado Amarillo Goncalves Quieros, Sao
                                                 Paulo SP, BRAZIL                                 BRAZIL (n)

International Paper Trademark Company            919 Market Street (Suite 610), Wilmington, DE    DE

International Paper (Turkey) Holding Company     Two Manhattanville Road, Purchase, NY 10577      DE

International Paper (UK) Limited                 Inverurie Mills, Aberdeenshire, Scotland, AB51
                                                 5NR, UK                                          SCOT
  Federal International Limited (dormant)        Unit 6, Yeadon Airport Industrial Estate, Leeds
                                                 LS19 7WP, UK                                     ENG
  Federal Tait Paper France S.A.R.L.             36, boulevard Emile Augler, 75116 Paris, FRANCE  FRANCE
  International Paper (Leeds) Limited            Aberdeenshire, Scotland, A851 5NR, UK
                                                 (registered Office) Yeadon Industrial Estate,
                                                 Yeadon, E. Yorkshire, LS19 7WP, UK (mail)        SCOT
  IP Information Services Limited                Inverurie Mills, Aberdeenshire, Scotland AB51
                                                 5NR, UK                                          SCOT
  Thomas Tait & Sons Limited (dormant)           lnverurie Mills, Aberdeenshire, Scotland AB51
                                                 5NR, UK                                          SCOT

International Pulp Sales Company                 Two Manhattanville Road, Purchase, NY 10577      DE

International Records Corporation                Two Manhattanville Road, Purchase, NY 10577      DE

IP Forest Resources Corporation                  Two Manhattanville Road, Purchase, NY 10577      DE

IPI Corporation                                  Juzen Bldg., 9-6 Nagata-cho 2-chrome,
                                                 Chlyoda-ku, Tokyo 100 JAPAN                      JAPAN (o)

------------------------------

(m) Haig Point/Melrose Wastewater--60% owned by IP Realty Corp. of South
    Carolina

(n) International Paper Toga/Brasil--20% owned by Industria de Papels de Arte Jose Tscherkassky S.A.

(o) I.P.I. Corp.--51% owned by International Paper

SUBSIDIARY NAME                                  ADDRESS                                           PLACE OF INC.
-----------------------------------------------  -----------------------------------------------  ---------------
IPI S.r.L.                                       Via Piermarini 19, 06132, San Sisto (Perugia)
                                                 ITALY                                            ITALY

IP Investment Holdings                           Two Manhattanville Road, Purchase, NY 10577      DE

IP Pacific Forest Corporation                    Two Manhattanville Road, Purchase, NY 10577      DE

IP Petroleum Company, Inc.                       1600 Smith Street, Suite 3600, Houston, TX       DE

IP Southern Timberlands, Inc.                    Two Manhattanville Road, Purchase, NY 10577      DE

Longview, Portland & Northern Railway Company    Box 22, Gardiner, OR                             WA

  Masonite Corporation                           One South Wacker Drive, Chicago, IL 60606        DE
    Masonite (Africa) Limited                    14th Floor Nedbank Centre, Durban Club Place,
                                                 Durban 4001, REPUBLIC OF SO. AFRICA              SO AF(p)
        Ezebilt Products (PTY) Ltd.              322 Mark Street, Waltoo, Silverton, Pretoria
                                                 0127, REPUBLIC OF SO. AFRICA                     SO AF
    Masonite CP Ltd.                             Jason House, Kerry Hill, Horsforth, Leeds, LS
                                                 18 4JR, ENG                                      ENG
    Masonite Corporation Foreign Holdings Ltd.   One South Wacker Drive, Chicago, IL              ENG
      International Paper (Netherlands) B.V.     P.O. Box 54128, 3008 JC Rotterdam, The NETH      NETH
        Akrosil Europe B.V.                      lmstenraderweg 15, 6422 PM Heerlen, The NETH     NETH
        Forest Lines Agencies B.V.               Kantoorschip "Hendrik,' PO Box 54128, 3008 JC
                                                 Rotterdam, NETH                                  NETH
        Ilford Anitec B.V.                       Nieuwenhulzenweg 10, 2314 XR Leiden, NETH        NETH
        Kleefsman B.V.                           Patrmoniumlaan 46-48, 3904 AE Veenendael, The
                                                 NETH                                             NETH
        Recom B.V.                               Nieuweweg 283A, 6603 BN Wijchen, NETH            NETH
        Scaldia Papier B.V.                      Fabrieksweg 23-27, 6541 BP Nijmegen, The NETH    NETH

Myrtle Investments, Inc.*                        Two Manhattanville Road, Purchase, NY 10577      DE

Ngahere Aotearoa, Inc.                           Two Manhattanville Road, Purchase, NY 10577      DE
    Carter Holt Harvey Limited                   640 Great South Road, Manukau City, Auckland,
                                                 NZ                                               NZ (q)

NSC Timberlands, Incorporated                    Two Manhattanville Road, Purchase, NY            SC

PAPCO INC.                                       3101 International Drive East, Mobile, AL        DE

Papetedes d'Espaly S.A.                          Espaly, 43000 Le Puy-en-Velay, FRANCE            FRANCE

Pintu Acquisition Company, Inc.                  One S. Wacker Drive, Chicago, IL                 DE
    Merbok Formtec SDN BHD                       c/o David Chong & Co., 6 Tmasek Blvd., 09-04
                                                 Suntec Tower 4, Singapore 038986                 MALAY

------------------------------

*   Myrtle Investments, Inc.--holds 14.3% of International Paper France Inc.

** Saratoga Development Corporation--holds 50% of Curtis /Palmer Hydroelectric Company L.P.

(p) Masonite (Africa) Limited--66.73% owned by Masonite Corporation.

(q) Carter Holt Harvey Limited--50.16% held by Ngahere Aotearoa

SUBSIDIARY NAME                                  ADDRESS                                           PLACE OF INC.
-----------------------------------------------  -----------------------------------------------  ---------------
Saratoga Development Corporation**               Two Manhattanville Road, Purchase, NY 10577      NY

Shanghai International Paper CNPC Ltd.           Jinqiao Export Processing Zone, Pudong New
                                                 Area, Shanghai, PEOPLE'S REPUB. OF CHINA         PRC (r)

Societe Guadeloupeenne de Carton Ondule          Boite Postale No. 2, 97101 Besse Terre,
                                                 Guadeloupe, FWI                                  FRANCE

Sustainable Forest Technologies, Inc.            6600 LBJ Freeway, 2nd Floor, Dallas, TX          DE

Taussig's Graphic Supply Inc.                    Two Manhattanville Road, Purchase, NY 10577      OH

The Long-Bell Petroleum Company, Inc.            1600 Smith Street, Suite 3600, Houston, TX       LA

Timberlands #2 L.L.C.                            Two Manhattanville Road, Purchase, NY 10577      DE

Veratec Japan, Ltd.                              Matsunaga Building, 1-17 Hamamatsucho 2-chome
                                                 Minato-ku, JAPAN                                 JAPAN

Veratec Nonwoven (Asia) Limited                  Room 2607-2618, 26F, Shui on Centre, 6-8
                                                 Harbour Road Wanchai, HONG KONG                  H KONG

Veratec S.A.                                     Blvd. de la Woluwe 100,1200 Brussels, BELG       BELG

Wolverine Acquisition Company                    Two Manhattanville Road, Purchase, NY 10577      OH

751178 Ontario Limited                           c/o Borden & Elliot, Scotia Plaza, 40 King
                                                 Street West Toronto, Ontario CAN M5H 3Y4         CANADA

------------------------------

(r) Shanghai Int'l. Paper CNPC--45% owned by China Nat'l Pkg. Corp.